File No. 33-63129
                                                           CIK #896322

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   To
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

                         A. Exact Name of Trust:
                    Insured Municipals Income Trust
                       187th Insured Multi-Series

                          B. Name of Depositor:
                      Van Kampen American Capital
                            Distributors, Inc.

     C. Complete address of Depositor's principal executive offices:

                           One Parkview Plaza
                    Oakbrook Terrace, Illinois  60181

           D. Name and complete address of agents for service:

                             Chapman and Cutler
                         Attention:  Mark J. Kneedy
                            111 W. Monroe Street
                          Chicago, Illinois  60603
                      Van Kampen American Capital
                           Distributors, Inc.
                   Attention:  Don G. Powell, Chairman
                           One Parkview Plaza
                    Oakbrook Terrace, Illinois  60181

   E. Title and amount of securities being registered:  30,207* Units

   F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**): $30,811,140

   G. Amount of filing fee, computed at one twenty-ninth of 1 percent of proposed maximum aggregate offering price to the public:
                  $10,624.53 ($351.72 previously paid)

           H. Approximate date of proposed sale to the public:


         As Soon As Practicable After The Effective Date Of The
                         Registration Statement
____
/ X :/Check box if it is proposed that this filing will become effective on October 24, 1995 at 2:00 P.M.
     pursuant to Rule 487.


* 20,138 Units registered for primary distribution.
  10,069 Units registered for resale by Depositor of Units
           previously sold in primary distribution.
      ** Estimated solely for the purpose of calculating the registration fee.


    Form N-8B-2                              Form S-6
     Item Number                        Heading in Prospectus

                    Insured Municipals Income Trust,

                       187th Insured Multi-Series

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                         Heading in Prospectus

                   I.  Organization and General Information

1.   (a)  Name of trust)                      )
     (b)  Title of securities issued          ) Prospectus Front Cover Page

2.   Name and address of Depositor            ) Introduction
                                              ) Summary of Essential Financial
                                              ) Information
                                              ) Trust Administration

3.   Name and address of Trustee              ) Introduction
                                              ) Summary of Essential Financial
                                              ) Information
                                              ) Trust Administration

4.   Name and address of principal            ) Underwriting
       underwriter                            )

5.   Organization of trust                    ) Introduction

6.   Execution and termination of             ) Introduction
       Trust Indenture and Agreement          ) Trust Administration

7.   Changes of Name                          ) *

8.   Fiscal year                              ) *

9.   Material Litigation                      ) *


    II.  General Description of the Trust and Securities of the Trust

10.  General information regarding            ) Introduction
       trust's securities and rights          ) Unitholder Explanations
       of security holders                    ) Trust Information
                                              ) Trust Administration

11.  Type of securities comprising            ) Introduction
       units                                  ) Trust Information
                                              ) Trust Portfolios

12.  Certain information regarding            ) *
       periodic payment certificates          )

13.  (a)  Load, fees, charges and expenses    ) Introduction
                                              ) Summary of Essential Financial
                                              ) Information
                                              ) Unitholder Explanations
                                                Trust Information
                                                Trust Administration

     (b)  Certain information regarding       )
           periodic payment plan              ) *
           certificates                       )

     (c)  Certain percentages                 ) Introduction
                                              ) Summary of Essential Financial
                                              ) Information
                                              ) Unitholder Explanations

     (d)  Certain other fees, expenses or     ) Unitholder Explanations
            charges payable by holders        ) Trust Administration

     (e)  Certain profits to be received      ) Unitholder Explanations
           by depositor, principal            ) Underwriting
           underwriter, trustee or            ) Notes to Portfolios
           affiliated persons                 )

     (f)  Ratio of annual charges to income   ) *
                                              )

14.  Issuance of trust's securities           ) Unitholder Explanations

15.  Receipt and handling of payments         ) *
       from purchasers                        )

16.  Acquisition and disposition of           ) Introduction
       underlying securities                  ) Unitholder Explanations
                                              ) Trust Administration
17.  Withdrawal or redemption                 ) Unitholder Explanations
                                              ) Trust Administration
18.  (a)  Receipt and disposition             ) Introduction
           of income                          ) Unitholder Explanations

     (b)  Reinvestment of distributions       ) *

     (c)  Reserves or special funds           ) Unitholder Explanations
                                              ) Trust Administration
     (d)  Schedule of distributions           ) *

19.  Records, accounts and reports            ) Unitholder Explanations
       Trust Administration                   )

20.  Certain miscellaneous provisions         ) Trust Administration
       of Trust Agreement                     )

21.  Loans to security holders                ) *

22.  Limitations on liability                 ) Trust Portfolios
                                              ) Trust Administration

23.  Bonding arrangements                     ) *

24.  Other material provisions of             ) *
       trust indenture or agreement           )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of Depositor                ) Trust Administration

26.  Fees received by Depositor               ) Trust Administration

27.  Business of Depositor                    ) Trust Administration
28.  Certain information as to                )
       officials and affiliated               ) *
       persons of Depositor                   )

29.  Companies owning securities of           ) *
       Depositor                              )

30.  Controlling persons of Depositor         ) *

31.  Compensation of Directors                ) *

32.  Compensation of Directors                ) *

33.  Compensation of Employees                ) *

34.  Compensation to other persons            ) Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities Introduction
       by states                        Settlement of Bonds in the Trusts

36.  Suspension of sales of trust's           ) *
       securities                             )

37.  Revocation of authority to distribute    ) *

38.  (a)  Method of distribution              )

     (b)  Underwriting agreements             ) Unitholder Explanations

     (c)  Selling agreements                  )

39.  (a)  Organization of principal           )
           underwriter                        )
                                              ) Trust Administration
     (b)  N.A.S.D. membership by              )
           principal underwriter              )

40.  Certain fees received by                 ) *
       principal underwriter                  )

41.  (a)  Business of principal underwriter   ) Trust Administration
                                              )

     (b)  Branch offices of principal         ) *
           underwriter                        )

     (c)  Salesmen of principal underwriter   ) *
                                              )

42.  Ownership of securities of the trust     ) *
                                              )

43.  Certain brokerage commissions            ) *
       received by principal underwriter      )

44.  (a)  Method of valuation                 ) Introduction
                                              ) Summary of Essential Financial
                                              ) Information
                                              ) Unitholder Explanations
                                              ) Trust Administration

     (b)  Schedule as to offering price       ) *

     (c)  Variation in offering price         ) Unitholder Explanations
           to certain persons                 )

45.  Suspension of redemption rights          ) *

46.  (a)  Redemption valuation                ) Unitholder Explanations
                                              ) Trust Administration

     (b)  Schedule as to redemption price     ) *
                                              )

47.  Purchase and sale of interests           ) Unitholder Explanations
       in underlying securities               ) Trust Administration


           V.  Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee   ) Trust Administration
                                              )

49.  Fees and expenses of trustee             ) Summary of Essential Financial
                                              ) Information
                                              ) Trust Administration

50.  Trustee's lien                           ) Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's          )
       securities                             ) *


                       VII.  Policy of Registrant

52.  (a)  Provisions of trust agreement       ) Trust Administration
           with respect to replacement or     )
           elimination of portfolio securities)

     (b)  Transactions involving elimination  )
           of underlying securities           ) *

     (c)  Policy regarding substitution or    )    Trust Administration
           elimination of underlying securities)

     (d)  Fundamental policy not              ) *
           otherwise covered                  )

53.  Tax Status of trust                      ) Trust Information
                                              ) Other Matters


              VIII.  Financial and Statistical Information

54.  Trust's securities during last ten years ) *

55.                                           )

56.  Certain information regarding            ) *

57.  periodic payment certificates            )

58.                                           )

59.  Financial statements (Instructions       ) Other Matters
       1(c) to Form S-6)                      )

_________________________________
* Inapplicable, omitted, answer negative or not required

As published by the rating companies.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

Preliminary Prospectus Dated October 24, 1995

Subject To Completion

October 24, 1995

Van Kampen American Capital

Insured Municipals Income Trust, 187th Insured Multi-Series

IM-IT 359
IM-IT 102nd Short Intermediate
Florida IM-IT 98
Pennsylvania IM-IT 209

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of four underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 359 (the "IM-IT" ), Insured Municipals
Income Trust, 102nd Short Intermediate Series (the "IM-IT Short
Intermediate Trust" ), Florida Insured Municipals Income Trust, Series 98
(the "Florida IM-IT Trust" ) and Pennsylvania Insured Municipals Income
Trust, Series 209 (the "Pennsylvania IM-IT Trust" ). The various trusts are collectively referred to herein as the "Trusts" . The Florida IM-IT and Pennsylvania IM-IT Trusts are sometimes collectively referred to herein as the "State Trusts" , while the IM-IT, IM-IT Short Intermediate, Florida
IM-IT and Pennsylvania IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts" . Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities" ). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.



"AAA" Rating for the Insured Trusts. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" on page 21. Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill
Companies. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" . No representation is made as to any insurer's ability to meet its commitments.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial
Information" . For sales charges in the secondary market, see "
Unitholder Explanations--Public Offering" . If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential
Financial Information" for each Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--Unit Distribution" . See "Unitholder
Explanations--Public Offering" .

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Returns and Estimated Long-Term Returns to Unitholders as of the close of business on the day before the Date of Deposit (except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) under the monthly and semi-annual distribution plans were as set forth under "Per Unit Information" for each Trust. The methods of calculating
Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information" for each Trust.

Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Change of Distribution Option" . The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the first day of each month and record dates for semi-annual distributions will be the first day of the months indicated under "Per
Unit Information" for the applicable Trust. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus interest accrued to the date of settlement (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations--Public Offering--Market for Units" ).

Reinvestment Option. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public
Offering--Reinvestment Option" .

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors" .

 INSURED MUNICIPALS INCOME TRUST
187th Insured Multi-Series
Summary of Essential Financial Information
At the Close of Business on the day before the Date of Deposit:
October 23, 1995
(except for the IM-IT and
Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit: October 24, 1995

Sponsor:      Van Kampen American Capital Distributors, Inc.
Evaluator:    American Portfolio Evaluation Services
              (A division of a subsidiary of the Sponsor)
Trustee:      The Bank of New York

                                                                                          IM-IT
                                                                                          Short
                                                                                          Intermediate  Florida       Pennsylvania
GENERAL INFORMATION                                                         IM-IT         Trust         IM-IT Trust   IM-IT Trust
Principal Amount (Par Value) of Securities in Trust <F1>................... $   9,110,000 $   5,000,000 $   3,000,000 $   2,950,000
Number of Units............................................................         9,070         5,000         3,058         3,010
Fractional Undivided Interest in the Trust per Unit .......................       1/9,070       1/5,000       1/3,058       1/3,010
Principal Amount (Par Value) of Securities per Unit <F2>................... $    1,004.41 $    1,000.00 $      981.03 $      980.07
Public Offering Price: ....................................................
 Aggregate Offering Price of Securities in Portfolio....................... $   8,625,608 $   4,968,340 $   2,908,175 $   2,862,524
 Aggregate Offering Price of Securities per Unit........................... $      951.00 $      993.67 $      951.01 $      951.00
 Sales Charge <F3>......................................................... $       49.00 $       20.27 $       48.99 $       49.00
 Public Offering Price per Unit <F4>....................................... $    1,000.00 $    1,013.94 $    1,000.00 $    1,000.00
Redemption Price per Unit <F4>............................................. $      943.49 $      986.28 $      943.78 $      943.38
Secondary Market Repurchase Price per Unit <F4>............................ $      951.00 $      993.67 $      951.01 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit.... $       56.51 $       27.66 $       56.22 $       56.62
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
Price per Unit............................................................. $        7.51 $        7.39 $        7.23 $        7.62
Minimum Value of the Trust under which Trust Agreement may be terminated... $   1,822,000 $   1,000,000 $     600,000 $     590,000

Minimum Principal Distribution...........$1.00 per Unit
First Settlement Date....................October 27, 1995
Evaluator's Annual Supervisory Fee.......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee <F5>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F3>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT
Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust - 2.0% (2.041%).

<F4>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units."

<F5>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

SETTLEMENT OF BONDS IN THE TRUSTS

The Fund. Insured Municipals Income Trust, 187th Insured Multi-Series (the "Fund" ), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement" ), dated the
Date of Deposit, among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund consists of four separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the States of Illinois, Indiana, Virginia and Washington may purchase Units of the IM-IT Trust and IM-IT Short Intermediate Trusts only. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General
Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information" . Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information." Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT or State Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any IM-IT or State Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years and 5 years, respectively.

The portfolios of the Trusts may consist of bonds that were acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in such Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Other Matters--Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios" . Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "Notes to Portfolios" . The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit
Information" for the applicable Trust. Holders of the Units will be " at risk" with respect to all Securities in the portfolios including " when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement
Bonds" below.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information" . To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity" ), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC" ) or a combination thereof (collectively, the "Portfolio Insurers" ), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation (" AMBAC" ) or MGIC Indemnity Corporation ("MGIC Indemnity" ), (2)
Financial Guaranty, (3) MBIA Insurance Corporation ("MBIA" ), (4) Bond Investors Guaranty Insurance Company ("BIG" ), (5) National Union Fire Insurance Company of Pittsburgh, PA. ("National Union" ), (6) Capital
Guaranty Insurance Company ("Capital Guaranty" ), (7) Capital Markets Assurance Corporation ("CapMAC" ) and/or (8) Financial Security
Assurance Inc. ("Financial Security" or "FSA" ) (collectively, the "Preinsured Bond Insurers" ) (see "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" ). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds" ) are not additionally insured by an Insured
Trust. No representation is made as to any insurer's ability to meet its commitments.

Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See " Unitholder Explanations--Public Offering--Offering Price" . On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's rating of "BBB-" or at least the Moody's Investors Service, Inc.
rating of "Baa" , which in brief represent the lowest ratings for securities of investment grade (see "Other Matters--Description of Securities Ratings" ). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA" rating by Standard & Poor's. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Securities was in no case less than "BBB-" in the case of the Insured
Trusts, or the Moody's Investors Service, Inc. rating of the Securities was in no case less than "Baa" in the case of the Insured Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings" ),
(b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration" ).

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Risk Factors. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See " General" for each Trust.

Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA" rating of the Units of each of the Insured Trusts would not be affected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "
General" for each Trust.

Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs" ). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called " lease obligations" ). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General" for each Trust.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds" ), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds" ) to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT or a State Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund" , (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be " when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts by Standard & Poor's or "Baa" or better in the case of the Insured Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Bond Redemptions. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios" . See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made on a monthly basis, unless the Unitholder elects to receive them semi-annually. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust and will be made on the fifteenth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the first day of such month. The first distribution of funds from the Principal Account, if any, will be made on the first semi-annual distribution date to Unitholders of record on the first semi-annual record date, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Unitholder Explanations--Public Offering
-Distributions of Interest and Principal" ).

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP" ) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Certificates for Units will bear appropriate notations on their face indicating which plan of distribution has been selected in respect thereof. If a change in the plan of distribution is made, the existing certificate must be surrendered to the Trustee and a new certificate will be issued, at no charge to the Unitholder, to reflect the currently effective plan of distribution.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

As of the close of business on the day before the Date of Deposit (except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Returns and the Estimated Long-Term Returns, under the monthly and semi-annual distribution plans, were as set forth in the "Per Unit Information" for each Trust. Estimated Current
Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit Information" for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "
Per Unit Information" for the applicable Trust.

INTEREST EARNING SCHEDULE

Calculation of Estimated Net Annual Interest Income. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.

The beginning interest date for each Trust is October 27, 1995. The first monthly record date for each Trust (December 1, 1995) is 34 days from such date. The daily rates of estimated net annual interest income per Unit accrued on a monthly basis are $.14648, $.11395, $.14251 and $.14564 for the IM-IT,
IM-IT Short Intermediate, Florida IM-IT and Pennsylvania IM-IT Trusts, respectively. This amounts to $4.98, $3.87, $4.85 and $4.95 for the IM-IT, IM-IT Short Intermediate, Florida IM-IT and Pennsylvania IM-IT Trusts, respectively.

Utilizing the preceding information assuming the monthly payment option, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the Florida IM-IT Trust:

The Florida IM-IT Trust accrues $4.85 to the first record date plus $42.80 which is 10 normal distributions at $4.28, and finally adding $3.66 which has accrued from October 1, 1996 until October 27, 1996 which completes the 360 day cycle (26 days times the daily factor)
Total $51.31 interest earned /$1,000.00 (Date of Deposit Public Offering Price) = 5.13% Estimated Current Return as of the Date of Deposit.

ACCRUED INTEREST

Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Securities) for an IM-IT or a State Trust, 4.3% of the Public Offering Price (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 2.0% of the Public Offering Price (2.041% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender" , in which case such mandatory tender will be deemed to be the date upon which they mature.

The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:


Years To Maturity    Sales Charge                Years To Maturity    Sales Charge
1                    1.523 %                     9                    4.712%
2                    2.041                       10                   4.932
3                    2.564                       11                   4.932
4                    3.199                       12                   4.932
5                    3.842                       13                   5.374
6                    4.058                       14                   5.374
7                    4.275                       15                   5.374
8                    4.493                       16 to 30             6.045

The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 5.10%. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:

                       Dollar Amount of Sales
                       Charge Reduction Per Unit
                        IM-IT, State and
Aggregate Number of    National Quality    IM-IT Short
Units Purchased        Trusts              Intermediate Trust   Other Trusts
100-249 Units......... $            4.00   $            2.00   $              4.00
250-499 Units......... $            6.00   $            3.00   $              6.00
500-999 Units......... $           14.00   $            4.00   $              9.00
1,000 or more Units... $           19.00   $            6.00   $             11.00

Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution" . This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the " Initial Purchase Date" ) or (b) on any day subsequent to the Initial
Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen American Capital Distributors Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Trust Administration--General--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of the close of business on the day before the Date of Deposit (except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for the IM-IT and Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds" ) the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "Notes to Portfolios" .

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A
Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time under the plan of distributions chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses" ). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of all unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc. (except Unitholders of a New York IM-IT Trust or a New York IM-IT Intermediate Laddered Maturity Trust), may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any of the open ended mutual funds (except for B shares) which are registered in the Unitholder's state of residence. New York IM-IT Trust and New York IM-IT Intermediate Laddered Maturity Trust Unitholders, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds" .

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen American Capital Reserve Fund, the Van Kampen American Capital Tax Free Money Fund, the Van Kampen American Capital Florida Insured Tax Free Income Fund, the Van Kampen American Capital New Jersey Tax Free Income Fund, or the Van Kampen American Capital New York Tax Free Income Fund, in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen American Capital Distributors, Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities in such Trust) by the amount shown under "Summary of Essential Financial Information" . While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price" . In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "
Public Offering--Offering Price" above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" . An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, " when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance" ) upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price" . Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units" ) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination" ).

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" . It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering
Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection" .

AMBAC Indemnity Corporation ("AMBAC Indemnity" ) is a
Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,145,000,000 (unaudited) and statutory capital of approximately $782,000,000 (unaudited) as of December 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

MBIA Insurance Corporation ("MBIA" ) is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. As of March 31, 1995 MBIA had admitted assets of $3.5 billion (unaudited), total liabilities of $2.4 billion (unaudited), and total capital and surplus of $1.1 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service, Inc. rates all bond issues insured by MBIA " Aaa" and short term loans "MIG 1," both designated to be of the highest quality.

Standard & Poor's rates all new issues insured by MBIA "AAA" Prime
Grade.

The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

Financial Guaranty Insurance Company ("Financial Guaranty" or "
FGIC" ) is a wholly-owned subsidiary of FGIC Corporation (the "
Corporation" ), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"
). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of June 30, 1995, the total capital and surplus of Financial Guaranty was approximately $978,500,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention:
Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

Financial Security Assurance, Inc. ("Financial Security" or "
FSA" ) is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"
). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa" by Moody's
Investors Service, Inc., and "AAA" by Standard & Poor's, Nippon
Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company ("Capital Guaranty" ) is a "
Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "
Triple-A" by both Moody's and Standard & Poor's. Therefore, if Capital Guaranty insures an issue with a stand alone rating of less than "
Triple-A," such issue would be "upgraded" to "Aaa/AAA" by virtue of Capital Guaranty's Insurance.

 As of December 31, 1994, Capital Guaranty had more than $15.7 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $196,529,000, and the total admitted assets were $303,723,316 as reported to the Insurance Department of the State of Maryland as of December 31, 1994. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors
Service, Inc., "AAA" by Standard & Poor's, "AAA" by Duff &
Phelps Credit Rating Co. and "AAA" by Nippon Investors Service Inc.
Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings" ), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees. Neither Holdings nor any of its stockholders is obligated to pay any claims under any policy issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).

THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

As at December 31, 1994 and 1993, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $170 million and $168 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "
AAA" investment rating. See "Description of Securities Ratings" .
The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard &
Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status" .

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

The Bonds in the Insured Trusts are insured as follows:

                            Bonds insured           Bonds insured
                            under AMBAC             under Financial
Trust                       Indemnity               Guaranty                Preinsured    Total
                            portfolio insurance     portfolio insurance     Bonds
IM-IT...................... --                      --                      100%          100%
IM-IT Short Intermediate... --                      --                      100%          100%
Florida IM-IT.............. --                      --                      100%          100%
Pennsylvania IM-IT......... --                      --                      100%          100%

The breakdown of the Preinsured Bonds is as follows: IM-IT-- AMBAC Indemnity 14%, Financial Guaranty 14%, MBIA 61% and FSA 11%; IM-IT Short Intermediate Trust-- AMBAC Indemnity 25%, Capital Guaranty 14%, Financial Guaranty 6%, MBIA 31% and FSA 24%; Florida IM-IT Trust-- AMBAC Indemnity 43%, Financial Guaranty 25%, MBIA 26% and FSA 6%; Pennsylvania IM-IT Trust-- AMBAC Indemnity 30%, Financial Guaranty 46% and MBIA 24%.

IM-IT

General. The IM-IT consists of 13 issues of Securities. Three of the Bonds in the IM-IT are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 10 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: Health Care, 2 (16%); Tax District, 1 (12%); Airport, 1 (11%); Certificates of Participation, 1 (11%); General Purpose, 1 (11%); Public Building, 1 (11%); Water and Sewer, 1 (11%); General Obligations, 3 (9%) and Higher Education, 2 (8%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 28 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Trust Units, see "Other Matters--Federal Tax Status" .

                                                                                      Semi-
Per Unit Information:                                                    Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     54.85  $    54.85
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.11  $     1.74
 Less: Annual Premium on Portfolio Insurance per Unit..................          --          --
 Estimated Net Annual Interest Income per Unit......................... $     52.74  $    53.11
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     52.74  $    53.11
 Divided by 12 and 2, respectively..................................... $      4.40  $    26.56
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .14648  $   .14752
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        5.27%       5.31%
Estimated Long-Term Return <F2><F3><F4>................................        5.32%       5.36%
Estimated Initial Monthly Distribution (December 1995)................. $      4.98
Estimated Initial Semi-annual Distribution (December 1995).............              $     5.02
Estimated Normal Distribution per Unit <F4>............................ $      4.40  $    26.56

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the IM-IT
                                Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--June and December commencing December 15, 1995

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

INSURED MUNICIPALS INCOME TRUST
SERIES
359 (187th INSURED MULTI-SERIES)
PORTFOLIO As of
October 24, 1995

               Name of Issuer, Title, Interest Rate and Maturity                                              Offering
Aggregate      Date of either Bonds Deposited or Bonds Contracted                  Redemption                 Price To
Principal<F1>  for<F1><F5>                                             Rating<F2>  Feature<F3>                IM-IT<F4>
$     480,000  Maine Health and Higher Educational Facilities
               Financing Authority, Revenue Bonds, Series 1995A                    2005 @ 102
               (FSA Insured)   #5.875%  Due 7/1/2015............... AAA            2010 @ 100 S.F.            $     485,376
    1,000,000  State of Illinois, Certificates of Participation
               (Bureau of the Budget) Series 1995A (MBIA Insured)                  2005 @ 102
                #5.80%  Due 7/1/2017............................... AAA            2014 @ 100 S.F.                  990,250
      500,000  West Lafayette Junior-Senior High School Building
               Corporation, Indiana, First Mortgage Bonds
               (Unlimited Tax-General Obligation) Series 1995                      2004 @ 101
               (MBIA Insured)   #5.85%  Due 1/15/2018.............. AAA            2016 @ 100 S.F.                  501,250
      500,000  Massachusetts Health and Educational Facilities
               Authority, Revenue Bonds (Emerson Hospital Issue)                   2005 @ 100
               Series 1995D   (FSA Insured)   #5.80%  Due 8/15/2018 AAA            2013 @ 100 S.F.                  496,225
    1,000,000  City of Bloomington (Monroe County, Indiana) Water
               Works Revenue Bonds, Series 1995 (MBIA Insured)                     2005 @ 102
               #5.80%  Due 1/1/2020................................ AAA            2016 @ 100 S.F.                  995,970
      235,000  Board of Governors of State Colleges and
               Universities, Western Illinois University,
               Auxillary Facilities System Revenue Bonds, Series
               1995A (AMBAC Indemnity Insured)   #5.80%  Due                       2005 @ 102
               4/1/2020............................................ AAA            2013 @ 100 S.F.                  234,058
      235,000  Hazleton Area School District, Luzerne, Carbon and
               Schuykill Counties, Pennsylvania, Unlimited
               Tax-General Obligation Bonds, Series 1995B (FGIC
               Insured)   #0.00%  Due 3/1/2023..................... AAA                                              46,901 <F6>
    1,000,000  Rhode Island Convention Center Authority, Refunding
               Revenue Bonds, Series 1993C (MBIA Insured)   #5.00%                 2004 @ 102
                Due 5/15/2023...................................... AAA            2009 @ 100 S.F.                  889,330
    1,000,000  Redevelopment Agency of the City of San Jose,
               California, Merged Area Redevelopment Project, Tax
               Allocation Bonds, Series 1993 (MBIA Insured)                        2004 @ 102
               #4.75%  Due 8/1/2024................................ AAA            2023 @ 100 S.F.                  852,690
    1,000,000  City and County of Denver, Colorado, Airport System
               Revenue Bonds, Series 1995A (MBIA Insured)   #5.70%                 2005 @ 102
                Due 11/15/2025..................................... AAA            2021 @ 100 S.F.                  979,710
      100,000  Essex County Improvement Authority (Essex County,
               New Jersey) County of Essex General Obligation
               Lease Revenue Bonds (Gibraltar Building Project)                    2005 @ 102
               Series 1995 (MBIA Insured)   5.95%  Due 12/1/2025... AAA            2016 @ 100 S.F.                  102,219
    1,060,000  Poway Redevelopment Agency (California) Paguay
               Redevelopment Project, Subordinated Tax Allocation
               Refunding Revenue Bonds, Series 1993 (FGIC Insured)                 2003 @ 102
                 #5.75%  Due 12/15/2026............................ AAA            2024 @ 100 S.F.                1,042,669
    1,000,000  New York State Medical Care Facilities Finance
               Agency, Montefiore Medical Center, FHA Insured
               Mortgage Revenue Bonds, Series 1995A (AMBAC                         2005 @ 102
               Indemnity Insured)   #6.00%  Due 2/15/2035.......... AAA            2023 @ 100 S.F.                 1,008,960
$    9,110,000                                                                                                $    8,625,608

All of the Bonds in the portfolio are insured by either one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

IM-IT SHORT INTERMEDIATE TRUST

General. The IM-IT Short Intermediate Trust consists of 12 issues of Securities. Five of the Bonds in the IM-IT Short Intermediate Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power
to levy taxes.   These issues are located in 9 states or territories, divided by purpose of issues (percentage of principal amount to total IM-IT Short Intermediate Trust) as follows: General Obligations, 5 (51%); Certificates of Participation, 2 (14%); Health Care, 1 (14%); Water and Sewer, 1 (7%); Retail Electric/Gas, 1 (6%); General Purpose, 1 (5%); Public Building, 1 (3%). Two bond issues aggregating approximately 26% of the aggregate principal amount of the securities in the Trust are obligations of issuers located in the State of Massachusetts. No Bond issue has received a provisional rating. All of the obligations in the IM-IT Short Intermediate Trust mature within 3-7 years of the Date of Deposit. The dollar weighted average maturity of the Bonds in the Trust is 5.0 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Short Intermediate Trust Units, see "Other Matters--Federal Tax Status" .

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     43.11  $    43.11
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.09  $     1.63
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     41.02  $    41.48
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     41.02  $    41.48
 Divided by 12 and 2, respectively......................................... $      3.42  $    20.74
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .11395  $   .11522
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        4.05%       4.09%
Estimated Long-Term Return <F3><F4><F5>....................................        3.82%       3.86%
Estimated Initial Monthly Distribution (December 1995)..................... $      3.87
Estimated Initial Semi-annual Distribution (December 1995).................              $     3.92
Estimated Normal Distribution per Unit <F5>................................ $      3.42  $    20.74

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the IM-IT
                                Short Intermediate Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--June and December commencing December 15, 1995

<F1>During the first year the Trustee will reduce its fee by approximately $.10 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $43.21. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.19 and $1.73 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

INSURED MUNICIPALS INCOME TRUST
102nd SHORT INTERMEDIATE SERIES (187th INSURED MULTI-SERIES)
PORTFOLIO As of
October 24, 1995

                                                                                                               Offering
                                                                                                               Price To
                                                                                                               IM-IT Short
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of either                 Redemption      Intermediate
              Bonds Deposited or Bonds Contracted for<F1><F5>                      Rating<F2>  Feature<F3>     Trust<F4>
$    775,000  Town of Lincoln, Rhode Island, General Obligation Refunding
              Bonds, Series 1995 (MBIA Insured)   415M- 4.50%  Due 1/15/2000    AAA                                 416,556
              360M- 4.60%  Due 1/15/2001 ...................................... AAA                            $    361,350
     325,000  City of St. George, Washington County, Utah, Water Revenue
              Bonds, Series 1995A (AMBAC Indemnity Insured)   #4.50%  Due
              6/1/2000 ........................................................ AAA                                 326,219
     525,000  State of Illinois, Certificates of Participation (Bureau of the
              Budget) Series 1995A (MBIA Insured)   4.50%  Due 7/1/2000 ....... AAA                                 526,969
     700,000  Massachusetts Health and Educational Facilities Authority,
              Revenue Bonds, Emerson Hospital Issue, Series D  (FSA Insured)
              #4.50%  Due 8/15/2000 ........................................... AAA                                 702,625
     305,000  Public Utility District No. 1 of Klickitat County, Washington,
              Electric Revenue Bonds, Series 1995 (FGIC Insured)**   4.50%
              Due 10/1/2000 ................................................... AAA                                 306,144
     580,000  City of New Bedford, Massachusetts, General Obligation Municipal
              Purpose Loan of 1995 Bonds (AMBAC  Indemnity Insured)   4.60%
              Due 10/15/2000 .................................................. AAA                                 584,721
     700,000  Arapahoe County School District No. 1 (Englewood) Arapahoe
              County, Colorado, General Obligation Refunding Bonds, Series
              1995 (Capital Guaranty Insured)**   4.50%  Due 11/1/2000 ........ AAA                                 702,625
     250,000  Dade County, Florida, Guaranteed Entitlement Refunding Revenue
              Bonds, Series 1995B (MBIA Insured)   #0.00%  Due 2/1/2001 ....... AAA                                  195,512 <F6>
     155,000  Greenville County Public Facilities Corporation, Greenville
              County, South Carolina, Certificates of Participation
              (Courthouse Project and Detention Center Facilities Project)
              Series 1995 (AMBAC Indemnity Insured)   #4.60%  Due 4/1/2001 .... AAA                                 155,581
     515,000  School District of the City of Detroit, Wayne County, Michigan,
              School Building and Site Improvement and Refunding Bonds
              (Unlimited Tax-General Obligation) Series 1993 (FSA Insured)
              #4.65%  Due 5/1/2001 ............................................ AAA                                 518,168
     170,000  Rhode Island Convention Center Authority, Revenue Bonds, Series
              1993A (AMBAC Indemnity Insured)   4.75%  Due 5/15/2001 .......... AAA                                 171,870
$   5,000,000                                                                                                  $  4,968,340

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
ExplanationsInsurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

FLORIDA IM-IT TRUST

General. The Florida IM-IT Trust consists of 10 issues of Securities. None of the Bonds in the Florida IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Florida IM-IT Trust) as follows: Health Care, 4 (33%); Certificates of Participation, 1 (17%); General Purpose, 2 (17%); Water and Sewer, 1 (14%); Retail Electric/Gas, 1 (11%) and Wholesale Electric, 1 (8%). No Bond issue has received a provisional rating.

Risk Factors. Florida's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980 total contract construction employment as a share of total non-farm employment was just over seven percent and in 1993 the share had edged downward to five percent. This trend is expected to continue as Florida's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry with single and multi-family housing starts accounting for 8.5% of total U.S. housing starts in 1993 while the State's population is 5.3% of the U.S. total population. Florida's housing starts since 1980 have represented an average of 11.0% of the U.S.'s total annual starts, and since 1980 total housing starts have averaged 156,450 a year.

 A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although the State currently is the fourth most populous state, its annual population growth is now projected to decline as the number of people moving into the State is expected to hover near the mid 250,000 range annually throughout the 1990's. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in the State. For example, federal tax reform in 1986 and other changes to the federal income tax code have eliminated tax deductions for owners of more than two residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of homes also contribute to the level of construction activity in the State.

Since 1980, the State's job creation rate is almost twice the rate for the nation as a whole, and its growth rate in new non-agricultural jobs is the fastest of the must populous states, second only to California in the absolute number of new jobs created. Contributing to the State's rapid rate of growth in employment and income is international trade. Since 1980, the State's unemployment rate has generally been below that of the U.S. In recent years, however, as the State's economic growth has slowed from its previous high the State's unemployment rate has tracked above the national average. The average rate in Florida since 1980 has been 6.5% while the national average is 7.1%. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together, the "Organization" ), the State's unemployment rate was 8.2% during 1992. As of January 1994, the Organization estimates that the unemployment rate will be 6.1% for 1994-95 and 6.1% in 1995-96.

 The rate of job creation in Florida's manufacturing sector has exceeded that of the U.S. From the beginning of 1980 through 1993, the State added over 50,000 new manufacturing jobs, an 11.7% increase. During the same period, national manufacturing employment declined ten out of the fourteen years, for a loss of 2,977,000 jobs.

 Total non-farm employment in Florida is expected to increase 3.6% in 1994-95 and rise 3.3% in 1995-96. Trade and services, the two largest sources of employment in the State, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 5.4% in 1994-95 while growing 4.7% in 1995-96. Trade is expected to expand 3.1% in 1995 and 3.2% in 1996. The service sector is now the State's largest employment category.

Tourism is one of the State's most important industries. Approximately 41.1 million tourists visited the State in 1993, as reported by the Florida Department of Commerce. In terms of business activities and State tax revenues, tourists in Florida in 1993 represented an estimated 4.5 million additional residents. Visitors to the State tend to arrive equally by air and car. The State's tourism industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals are expected to increase by 5.0% this year, and 3.4% next year. Tourist arrivals to Florida by air are expected to increase by 9.2% this year and 2.9% next year, while arrivals by car are expected to rise 0.7% in 1994-95 and 4.0% in 1995-96. By the end of the State's current fiscal year, 42.1 million domestic and international tourists are expected to have visited the State. In 1995-96 tourist arrivals should approximate 43.6 million.

 The State's per capita personal income in 1993 of $20,857 was slightly above the national average of $20,817 and significantly ahead of that for the southeast United States, which was $18,753. Real personal income in the State is estimated to increase 4.5% in 1994-95 and 4.2% in 1995-96. By the end of 1995-96, real personal income per capita in the State is projected to average 4.5% higher than its 1993-94 level.

 Because Florida has a proportionately greater retirement age population, property in come (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are relatively more important sources of income. For example, Florida's total wages and salaries and other labor income in 1993 was 62% of total personal income, while a similar figure for the nation was 72%. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods.

Estimated fiscal year 1994-95 General Revenue plus Working Capital and Budget Stabilization funds available to the State total $14,624.4 million, a 5.7% increase over 1993-94. This reflects a transfer of $159.0 million in non-recurring revenue due to Hurricane Andrew, to a hurricane relief trust fund. Of the total General Revenue plus Working Capital and Budget Stabilization funds available to the State, $13,858.4 million of that is Estimated Revenues (excluding the Hurricane Andrew impact), which represents an increase of 7.9% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund and Budget Stabilization appropriations at $14,311.1 million, unencumbered reserves at the end of 1994-95 are estimated at $313.3 million. Estimated fiscal year 1995-96 General Revenue plus Working Capital and Budget Stabilization funds available total $15,145.9 million, a 3.6% increase over 1994-95. The $14,647.2 million in Estimated Revenues represents an increase of 5.7% over the previous year's Estimated Revenues.

 In fiscal year 1993-94, approximately 66% of the State's total direct revenue to its three operating funds was derived from State taxes and fees, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax and beverage tax amounted to 66%, 8%, 4% and 4%, respectively, of total General Revenue Funds available during fiscal 1993-94. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 49%, 32%, and 12%, respectively, of total expenditures from the General Revenue Fund.

 The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Sightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for use by the counties, and the municipalities therein. In addition to this distribution, local governments may assess (by referendum) a 0.5% or a 1.0% discretionary sales surtax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under applicable Florida law. Certain charter counties have other additional taxing powers, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30,1994, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totalled $10,012.5 million, an increase of 6.9% over fiscal year 1992-93.

 The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

 The State imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $439.8 million in fiscal year ending June 30,1994. Alcoholic beverage tax receipts decreased about 1.0% from the previous year's total. The revenues collected from this tax are deposited into the State's General Revenue Fund.

 The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30,1994, receipts from this source were $1,047.4 million, an increase of 23.7% from fiscal year 1992-93.

The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totalled $775.0 million during fiscal year 1993-94, a 21.3% increase from the previous fiscal year. Beginning in fiscal year 1992-93, 71.29% of these taxes is to be deposited to the General Revenue Fund.

 The State imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1993-94, this amounted to $459.4 million.

 The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils. The State also imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. In fiscal year 1993-94, total intangible personal property tax collections were $836.0 million, a 6.7% increase over the prior year. Of the tax proceeds, 66.5% is distributed to the General Revenue Fund.

 The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50.0% to the public in prizes, 38.0% for use in enhancing education, and the balance, 12.0%, for costs of administering the lottery. Fiscal year 1993-94 lottery ticket sales totalled $2.15 billion, providing education with approximately $816.2 million.

 The State's severance tax taxes oil, gas and sulphur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $54.8 million during fiscal year 1993-94, down 15.0% from the previous year. Currently 60% of this amount is transferred to the General Revenue Fund.

At the end of fiscal 1993, approximately $5.61 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1993, the State issued about $1.36 billion in principal amount of full faith and credit bonds.

The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believe a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position.

Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the State Supreme Court ruled in favor of the State. This case and others, along with pending refund claims, total about $150 million.

Previously, the State imposed a $295 fee on the issuance of certificates of title for motor vehicles previously titled outside the State. Plaintiffs sued the State alleging that this fee violated the Commerce Clause of the U.S. Constitution. The Circuit Court in which the case was filed granted summary judgment for the plaintiffs, enjoined further collection of the impact fee and ordered refunds to all those who have paid the fee since the collection of the fee went into effect. In the State's appeal of the lower court's decision, the Florida Supreme Court ruled that this fee was unconstitutional under the Commerce Clause. Thus, the Supreme Court approved the lower court's order enjoining further collection of the fee and requiring refund of the previously collected fees. The refund exposure of the State has been estimated to be in excess of $100 million.

Florida maintains a bond rating of Aa, AA and AA from Moody's Investors Service, Standard & Poor's and Fitch, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue sources from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

Tax Status. For a discussion of the Federal tax status of income earned on Florida IM-IT Trust units, see "Other Matters--Federal Tax Status" .

The Bonds were accompanied by opinions of Bond Counsel to the respective issuers thereof to the effect that the Bonds were exempt from the Florida intangibles tax. Neither the Sponsor nor its counsel have independently reviewed such opinions or examined the Bonds to be deposited in and held by the Florida IM-IT Trust and have assumed the correctness as of the date of deposit of the opinions of Bond Counsel.

"Non-Corporate Unitholder" means a Unitholder of the Florida Trust who is an individual not subject to the Florida state income tax on corporations under Chapter 220, Florida Statutes and "Corporate Unitholder" means a Unitholder of the Florida Trust that is a corporation, bank or savings association or other entity subject to Florida state income tax on corporations or franchise tax imposed on banks or savings associations under Chapter 220, Florida Statutes.

In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing law:

For Florida state income tax purposes, the Florida IM-IT Trust will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

Because Florida does not impose an income tax on individuals, Non-Corporate Unitholders residing in Florida will not be subject to any Florida income taxation on income realized by the Florida IM-IT Trust. Any amounts paid to the Florida IM-IT Trust or to Non-Corporate Unitholders under an insurance policy issued to the Florida IM-IT Trust or the Sponsor which represent maturing interest on defaulted obligations held by the Trustee will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

Corporate Unitholders with commercial domiciles in Florida will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust and on payments of interest pursuant to any insurance policy to the extent such income constitutes "non business income" as defined by Chapter 220 or is otherwise allocable to Florida under Chapter 220. Other Corporate Unitholders will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust (or on payments of interest pursuant to any insurance policy) only to the extent that the income realized does not constitute "non-business income" as defined by Chapter 220 and if such income is otherwise allocable to Florida under Chapter 220.

Units will be subject to Florida estate tax only if held by Florida residents. However, the Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code.

Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax, the Florida intangible personal property tax or the Florida sales or use tax.

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     53.59  $    53.59
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.28  $     1.79
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     51.31  $    51.80
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     51.31  $    51.80
 Divided by 12 and 2, respectively......................................... $      4.28  $    25.90
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .14251  $   .14388
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.13%       5.18%
Estimated Long-Term Return <F3><F4><F5>....................................        5.14%       5.19%
Estimated Initial Monthly Distribution (December 1995)..................... $      4.85
Estimated Initial Semi-annual Distribution (January 1996)..................              $     9.21
Estimated Normal Distribution per Unit <F5>................................ $      4.28  $    25.90

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Florida IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing December 15, 1995

<F1>During the first year the Trustee will reduce its fee by approximately $.12 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $53.71. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.40 and $1.91 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

FLORIDA INSURED MUNICIPALS INCOME TRUST
SERIES
98 (187th INSURED MULTI-SERIES)
PORTFOLIO As of
October 24, 1995

                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     Florida
Aggregate      Name of Issuer, Title, Interest Rate and Maturity Date of either                  Redemption          IM-IT
Principal<F1>  Bonds Deposited or Bonds Contracted for<F1><F5>                       Rating<F2>  Feature<F3>         Trust<F4>
$     500,000  Osceola County School Board, Florida, School Board Certificates
               of Participation, Series 1995A (AMBAC Indemnity Insured)**                        2005 @ 101
               #5.50%  Due 06/1/2019.............................................           AAA  2016 @ 100 S.F.     $    489,660
      330,000  Florida Department of General Services, Division of Facilities
               Management, Revenue Bonds (Florida Facilities Pool) Series B                      2005 @ 101
               (AMBAC Indemnity Insured)   #5.70%  Due 9/1/2020..................           AAA  2016 @ 100 S.F.          331,650
      325,000  Lee County, Florida, Local Option Gas Tax Revenue Bonds, Series                   2005 @ 102
               1995 (FGIC Insured)   #5.75%  Due 10/1/2020.......................           AAA  2016 @ 100 S.F.          328,757
      160,000  Dade County Health Facilities Authority (Florida) Hospital
               Revenue Refunding Bonds, Series 1993A (Baptist Hospital of Miami                  2003 @ 101
               Project) MBIA Insured   #5.25%  Due 5/15/2021.....................           AAA  2014 @ 100 S.F.          150,149
      170,000  Florida Department of General Services, Division of Facilities
               Management Revenue Bonds (Florida Facilities Pool) Series 1993A                   2003 @ 101
               (FSA Insured)   #5.50%  Due 9/1/2023..............................           AAA  2014 @ 100 S.F.          165,656
      500,000  Pinellas County Health Facilities Authority, Florida, Hospital
               Revenue Bonds (Morton Plant Health System Issue) Series 1993                      2003 @ 102
               (MBIA Insured)   #5.625%  Due 11/15/2023..........................           AAA  2019 @ 100 S.F.          493,825
      130,000  City of Tampa, Florida, Allegany Health System Revenue Bonds (St.
               Mary's Hospital, Inc. Issue) Series 1993 (MBIA Insured)   #5.125%                 2003 @ 102
                Due 12/1/2023....................................................           AAA  2013 @ 100 S.F.          119,386
      425,000  Dade County, Florida, Water and Sewer System Revenue Bonds,                       2005 @ 102
               Series 1995 (FGIC Insured)   #5.50%  Due 10/1/2025................           AAA  2023 @ 100 S.F.          413,189
      210,000  Orange County Health Facilities Authority, Florida, Hospital
               Revenue Bonds, Series 1995 (Adventist Health System/Sunbelt                       2005 @ 102
               Obligated Group) AMBAC Indemnity Insured   #5.75%  Due 11/15/2025.           AAA  2021 @ 100 S.F.          211,050
      250,000  Florida Municipal Power Agency, Revenue Refunding Bonds (Stanton
               II Project) Series 1993 (AMBAC Indemnity Insured)   #4.50%  Due                   2003 @ 100
               10/1/2027.........................................................           AAA  2017 @ 100 S.F.          204,853
$   3,000,000                                                                                                        $   2,908,175

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .

PENNSYLVANIA IM-IT TRUST

General. The Pennsylvania IM-IT Trust consists of 8 issues of Securities.Two of the Bonds in the Pennsylvania IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Pennsylvania IM-IT Trust) as follows: General Obligations, 2 (31%); Water and Sewer, 2 (29%); General Purpose, 2 (20%); Retail Electric/Gas, 1 (17%) and Industrial Revenue, 1 (3%). No Bond issue has received a provisional rating.

Risk Factors. Investors should be aware of certain factors that might affect the financial conditions of the Commonwealth of Pennsylvania. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. A more diversified economy was necessary as the traditionally strong industries in the Commonwealth declined due to a long-term shift in jobs, investment and workers away from the northeast part of the nation. The major sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually, while agribusiness and food related industries support $39 billion in economic activity annually.

Non-agricultural employment in the Commonwealth declined by 5.1 percent during the recessionary period from 1980 to 1983. In 1984, the declining trend was reversed as employment grew by 2.9 percent over 1983 levels. From 1983 to 1990, Commonwealth employment continued to grow each year, increasing an additional 14.3 percent. For the three years ended 1993, unemployment in the Commonwealth declined 1.2 percent.

Back to back recessions in the early 1980s reduced the manufacturing sector's employment levels moderately during 1980 and 1981, sharply during 1982, and even further in 1983. Non-manufacturing employment has increased steadily since 1980 to its 1993 level of 81.6 percent of total Commonwealth employment. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing 18.4 percent of 1993 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1993 the services sector accounted for 29.9 percent of all non-agricultural employment while the trade sector accounted for 22.4 percent.

From 1983 to 1989, Pennsylvania's annual average unemployment rate dropped from 11.8 percent to 4.5 percent, falling below the national rate in 1986 for the first time in over a decade. Pennsylvania's annual average unemployment rate remained below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9 percent in 1991 and 7.5 percent in 1992. The resumption of faster economic growth resulted in a decrease in the Commonwealth's unemployment rate to 7.1 percent in 1993. As of March 1995, the seasonally adjusted unemployment rate for the Commonwealth was 6.0 percent compared to 5.5 percent for the United States.

The five year period from fiscal 1990 through fiscal 1994 was marked by public health and welfare costs growing at a rate double the growth rate for all the state expenditures. Rising caseloads, increased utilization of services and rising prices joined to produce the rapid rise of public health and welfare costs at a time when a national recession caused tax revenues to stagnate and even decline. During the period from fiscal 1989 through fiscal 1993, public health and welfare costs rose by an average annual rate of 9.4 percent while tax revenues were growing at an average annual rate of 5.8 percent. Consequently, spending on other budget programs was restrained to a growth rate below 4.7 percent and sources of revenues other than taxes became larger components of fund revenues. Among those sources are transfers from other funds and hospital and nursing home pooling of contributions to use as federal matching funds.

Tax revenues declined in fiscal 1991 as a result of the recession in the economy. A $2.7 billion tax increase enacted for fiscal 1992 brought financial stability to the General Fund. That tax increase included several taxes with retroactive effective dates which generated some one-time revenues during fiscal 1992. The absence of those revenues in fiscal 1993 contributed to the decline in tax revenues shown for fiscal 1993. Fiscal 1994 revenues increased
4.1 percent, but a decline in other revenues caused by the end of medical assistance pooled financing in fiscal 1993 held total revenues to a 1.8 percent gain. Expenditures for fiscal 1994 rose by 4.3 percent.

It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

Financial information for the principal operating funds of the Commonwealth is maintained on a budgetary basis of accounting. A budgetary basis of accounting is used for the purpose of ensuring compliance with the enacted operating budget and is governed by applicable statutes of the Commonwealth and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles (" GAAP" ). The budgetary basis financial information maintained by the Commonwealth to monitor and enforce budgetary control is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

Fiscal 1992 Financial Results. GAAP Basis: During fiscal 1992 the General Fund reported a $1.1 billion operating surplus. This operating surplus was achieved through legislated tax rate increases and tax base broadening measures enacted in August 1991 and by controlling expenditures through numerous cost reduction measures implemented throughout the fiscal year. As a result of the fiscal 1992 operating surplus, the fund balance increased to $87.5 million and the unreserved-undesignated deficit dropped to $138.6 million from its fiscal 1991 level of $1,146.2 million.

Budgetary Basis: Total revenues for the fiscal year were $14,516.8 million, a $2,654.5 million increase over cash revenues during fiscal 1991. Largely due to the tax revisions enacted for the budget, corporate tax receipts totalled $3,761.2 million, up from $2,656.3 million in fiscal 1991, sales tax receipts increased by $302 million to $4,499.7 million, and personal income tax receipts totalled $4,807.4 million, an increase of $1,443.8 million over receipts in fiscal 1991.

Spending increases in the fiscal 1992 budget were largely accounted for by increases for education, social services and corrections programs. Commonwealth funds for the support of public schools were increased by 9.8 percent to provide a $438 million increase to $4.9 billion for fiscal 1992. Child welfare appropriations supporting county operated child welfare programs were increased $67 million, more than 31.5 percent over fiscal 1991. Other social service areas such as medical and cash assistance also received significant funding increases as costs rose quickly as a result of the economic recession and high inflation rates of medical care costs. The costs of corrections programs, reflecting the marked increase in the prisoner population, increased by 12 percent. Economic development efforts, largely funded from bond proceeds in fiscal 1991, were continued with General Fund appropriations for fiscal 1992.

The budget included the use of several Medicaid pooled financing transactions. These pooling transactions replaced $135 million of Commonwealth funds, allowing total spending under the budget to increase by an equal amount.

Fiscal 1993 Financial Results. GAAP Basis: The fund balance of the General Fund increased by $611.4 million during the fiscal year, led by an increase in the unreserved balance of $576.8 million over the prior fiscal year balance. At June 30, 1993, the fund balance totalled $698.9 and the unreserved/undesignated balance totalled $64.4 million. The increase in the fund balance and a return to a positive unreserved-undesignated balance provided indication of a continuing recovery of the Commonwealth's financial condition.

Budgetary Basis: The 1993 fiscal year closed with revenues higher than anticipated and expenditures about as projected, resulting in an ending unappropriated balance surplus (prior to the ten percent transfer to the Tax Stabilization Reserve Fund) of $242.3 million, slightly higher than estimated. Cash revenues were $41.5 million above the budget estimate and totalled $14.633 billion representing less than a one percent increase over revenues for the 1992 fiscal year. A reduction in the personal income tax rate in July 1992 and the one-time receipt of revenues from retroactive corporate tax increases in fiscal 1992 were responsible, in part, for the low revenue growth in fiscal 1993.

Appropriations less lapses totalled $13.870 billion representing a 1.1 percent increase over expenditures during fiscal 1992. The low growth in spending is a consequence of a low rate of revenue growth, significant one-time expenses during fiscal 1992, increased tax refund reserves to cushion against adverse decisions on pending litigations, and the receipt of federal funds for expenditures previously paid out of Commonwealth funds.

By state statute, ten percent of the budgetary basis unappropriated surplus at the end of a fiscal year is to be transferred to the Tax Stabilization Reserve Fund. The transfer for the fiscal 1993 balance was $24.2 million. The remaining unappropriated surplus of $218.0 million was carried forward into the 1994 fiscal year.

Fiscal 1994 Financial Results. GAAP Basis: The fund balance increased $194.0 million due largely to an increased reserve for encumbrances and an increase in other designated funds. The unreserved-undesignated balance increased by $14.8 million to $72.2 million. Revenues and other sources increased by 1.8 percent over the prior fiscal year while expenditures and other uses increased by 4.3 percent. Consequently, the operating surplus declined to $179.4 million for fiscal 1994 from $686.3 million for fiscal 1993.

Budgetary Basis: Commonwealth revenues during the fiscal year totalled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over Commonwealth revenues during the previous fiscal year. The sales tax was an important contributor to the higher than estimated revenues. Collections from the sales tax were $5.124 billion, a 6.1 percent increase from the prior fiscal year and $81.3 million above estimate. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax which ended the fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Tax refunds in fiscal 1994 were reduced substantially below the $530 million amount provided in fiscal 1993. The higher fiscal 1993 amount and the reduced fiscal 1994 amount occurred because reserves of approximately $160 million were added to fiscal 1993 tax refunds to cover potential payments if the Commonwealth lost litigation known as Philadelphia Suburban Corp v. Commonwealth. Those reserves were carried into fiscal 1994 until the litigation was decided in the Commonwealth's favor in December 1993 and $147.3 million of reserves for tax refunds were released.

Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totalled $14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and corrections spending contributed to the rate of spending growth for the fiscal year.

The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million. By state statute, ten percent ($33.6 million) of that surplus transferred to the Tax Stabilization Reserve Fund and the remaining balance was carried over into the fiscal 1995 fiscal year. The balance in the Tax Stabilization Reserve Fund as of March 31, 1995 was $65.3 million.

Fiscal 1995 Budget. The approved fiscal 1995 budget provided for $15,665.7 million of appropriations from Commonwealth funds, an increase of 4.0 percent over appropriations, including supplemental appropriations, for fiscal 1994. Medical assistance expenditures represent the largest single increase in the budget ($221 million) representing a nine percent increase over the prior fiscal year. The budget includes a reform of the state-funded public assistance program that added certain categories of eligibility to the program but also limited the availability of such assistance to other eligible persons. Education subsidies to local school districts were increased by $132.2 million to continue the increased funding for the poorest school districts in the state.

Several tax reductions were enacted with the fiscal 1995 budget. Low income working families will benefit from an increase to the dependent exemption to $3,000 from $1,500 for the first dependent and from $1,000 for all additional dependents. A reduction to the corporate net income tax rate from 12.25 percent to 9.99 percent to be phased in over a period of four years was enacted. A net operating loss provision has been added to the corporate net income tax and will be phased in over three years with an annual $500,000 cap on losses used to offset profits. Several other tax changes to the sales tax, the inheritance tax and the capital stock and franchise tax also were enacted. Estimated commonwealth revenue reductions from these tax cuts have been raised from $166.4 million to $173.4 million based on upward revised estimates of commonwealth revenues for the fiscal 1995 to 6.3 percent, excluding the effect of the fiscal 1995 tax reductions, and is largely due to actual and anticipated higher collections of the corporate net income tax, the sales and use tax and miscellaneous collections.

After a review of the fiscal 1994 budget in January 1995, $64.9 million of additional appropriation needs were identified for the fiscal year. Of this amount, the largest are for medical assistance ($21.8 million) and general assistance cash grants ($10.3 million). The balance of the additional appropriation needs are for other public welfare programs, educational subsidies and office relocation costs due to a fire. The supplemental appropriations requested are proposed to be funded from appropriation lapses estimated to total $172 million for the fiscal year.

With the revised estimates for revenues, appropriations and lapses for the 1994 fiscal year, an unappropriated balance prior to transfers to the Tax Stabilization Reserve Fund of $395.5 million is projected, an increase from the $335.8 million fiscal year 1993 ending balance (prior to transfers).

Fiscal 1996 Budget. The fiscal 1996 budget was approved by the Governor on June 30, 1995. The budget includes spending growth of 2.7%. It includes a reduction of the Corporate Net Income Tax from 10.99% to 9.99% retroactive to January 1, 1995. The budget includes a proportionate increase in funds for public safety and education and a proportionate decrease in funds for welfare.

All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The City of Philadelphia ("Philadelphia" ) is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

For the fiscal year ending June 30, 1991, Philadelphia experienced a cumulative General Fund balance deficit of $153.5 million. The audit findings for the fiscal year ending June 30, 1992, placed the Cumulative General Fund balance deficit at $224.9.

Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA" ) to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June, 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council on January 3, 1992, and approved by the PICA Board and signed by the Mayor on January 8, 1992. At this time, Philadelphia is operating under a five year fiscal plan approved by PICA on April 17, 1995 in which Philadelphia projects a balanced budget in each of the five years (fiscal years 1996 through 2000) covered by the plan.

In June 1992, PICA issued $474,555,000 of its Special Tax Revenue Bonds to provide financial assistance to Philadelphia and to liquidate the cumulative General Fund balance deficit. PICA issued $643,430,000 in July 1993 and $178,675,000 in August 1993 of Special Tax Revenue Bonds to refund certain general obligation bonds of the City and to fund additional capital projects. In December 1994, PICA issued $122,020,000 of Special Tax Revenue Bonds to fund additional capital projects.

As of the date hereof, the ratings on the City's long-term obligations supported by payments from the City's General Fund are rated Baa by Moody's and BBB- by S&P. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds in the Pennsylvania IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Pennsylvania IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Saul, Ewing, Remick & Saul, counsel to the Fund for Pennsylvania tax matters, under existing law:

(1)Units evidencing fractional undivided interest in the Pennsylvania IM-IT Trust, which are represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision are not taxable under any of the personal property taxes presently in effect in Pennsylvania;

(2)distributions of interest income to Unitholders that would not be taxable it received directly by a Pennsylvania resident are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;

(3)a Unitholder will have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph upon the redemption or sale of his Units. Units will be taxable under the Pennsylvania inheritance and estate taxes;

(4)a Unitholder which is a corporation will have a taxable event under the Pennsylvania Corporate Net Income Tax when it redeems or sells its Units. Interest income distributed to Unitholders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of the Units into account in determining the taxable value of their shares subject to the Shares Tax;

(5)under Act No. 68 of December 3, 1993, gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unitholders who are individuals may be subject to Pennsylvania Personal Income Tax. For Unitholders which are corporations, the distributed gains may be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund may nevertheless be taxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994;

(6)any proceeds paid under insurance policies issued to the Trustee or obtained by the issuers of the Bonds with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and

(7)the Fund is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

On December 3, 1993, changes to Pennsylvania laws affecting taxation of income and gains from the sale of Commonwealth of Pennsylvania and local obligations were enacted. Among these changes was the repeal of the exemption from tax of gains realized upon the sale or other disposition of such obligations. The Pennsylvania Department of Revenue has issued proposed regulations concerning these changes. The opinions expressed above are based on our analysis of the law and proposed regulations but are subject to modification upon review of final regulations or other guidance that may be issued by the Department of Revenue or future court decisions.

In rendering its opinion, Saul, Ewing, Remick & Saul has not, for timing reasons, made an independent review of proceedings related to the issuance of the Bonds. It has relied on Van Kampen American Capital Distributors, Inc. for assurance that the Bonds have been issued by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth.

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     54.76  $    54.76
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.32  $     1.96
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     52.44  $    52.80
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     52.44  $    52.80
 Divided by 12 and 2, respectively......................................... $      4.37  $    26.40
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .14564  $   .14665
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.24%       5.28%
Estimated Long-Term Return <F3><F4><F5>....................................        5.23%       5.26%
Estimated Initial Monthly Distribution (December 1995)..................... $      4.95
Estimated Initial Semi-annual Distribution (January 1996)..................              $     9.39
Estimated Normal Distribution per Unit <F5>................................ $      4.37  $    26.40

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Pennsylvania IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing December 15, 1995


<F1>During the first year the Trustee will reduce its fee by approximately $.08 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual interest Income per Unit will be increased to $54.84. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.40 and $2.04 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses" ).

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General" .

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders" .

PENNSYLVANIA INSURED MUNICIPALS INCOME TRUST
SERIES
209 (187TH INSURED MULTI-SERIES)
PORTFOLIO As of
October 24, 1995

                                                                                                                    Offering
                                                                                                                    Price To
                                                                                                                    Pennsylvania
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of either                  Redemption          IM-IT
              Bonds Deposited or Bonds Contracted for<F1><F5>                       Rating<F2>  Feature<F3>         Trust<F4>
$     100,000 Philadelphia Authority for Industrial Development, Project
              Revenue Refunding Bonds (PGH Development Corporation) Series 1993                 2003 @ 102
              (MBIA Insured)   #5.25%  Due 7/1/2017.............................           AAA  2011 @ 100 S.F.     $      93,753
      500,000 Washington County Authority (Washington County, Pennsylvania)
              Guaranteed Lease Revenue Refunding Bonds, Series 1993A (FGIC                      2003 @ 100
              Insured)   #5.625%  Due 6/1/2022..................................           AAA  2014 @ 100 S.F.           490,675
      100,000 Pennsylvania Intergovernmental Cooperation Authority, Special Tax
              Revenue Refunding Bonds (City of Philadelphia Funding Program)                    2003 @ 100
              Series 1993A (MBIA Insured)   #5.00%  Due 6/15/2022...............           AAA  2014 @ 100 S.F.            89,677
      500,000 Pittsburgh Water and Sewer Authority (Allegheny County,
              Pennsylvania) Water and Sewer System First Lien Revenue Bonds,                    2005 @ 100
              Series A (FGIC Insured)   #5.60%  Due 9/1/2022....................           AAA  2019 @ 100 S.F.           490,255
      350,000 Norristown Municipal Waste Authority, Norristown, Montgomery
              County, Pennsylvania, Sewer Revenue Bonds, Series 1993 (FGIC                      2003 @ 102
              Insured)   #5.125%  Due 11/15/2023................................           AAA  2014 @ 100 S.F.           319,197
      500,000 Albert Gallatin Area School District (Fayette County,
              Pennsylvania) General Obligation Bonds, Series 1995A (MBIA                        2004 @ 100
              Insured)   #6.30%  Due 9/1/2024...................................           AAA  2017 @ 100 S.F.           519,560
      400,000 School District of Philadelphia, Pennsylvania, Unlimited
              Tax-General Obligation Bonds, Series 1995B (AMBAC   Indemnity                     2005 @ 101
              Insured)**   #5.50%  Due 9/1/2025.................................           AAA  2019 @ 100 S.F.           385,032
      500,000 Beaver County Industrial Development Authority, Pennsylvania,
              Pollution Control Revenue Refunding Bonds, Series 1993A (Ohio
              Edison Company Mansfield Project) AMBAC  Indemnity Insured
              #5.45% Due 9/15/2033..............................................            AAA 2003 @ 102                474,375
$   2,950,000                                                                                                       $   2,862,524

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts" .

For an explanation of the footnotes used on this page, see "Notes to Portfolios" .



As of the Date of Deposit: October 24, 1995

(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from October 4,1995 to October 23,1995. These Securities have expected settlement dates ranging from October 24,1995 to November 2,1995 (see "Unitholder Explanations" ).

(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's Investors Service, Inc.
The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "
N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters--Description of Securities Ratings" .

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see " Unitholder Explanations--Bond Redemptions" . To the extent that the
Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph (2) under "Other Matters--Federal
Tax Status" .

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price" ).

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:

                                                                Annual
                            Annual                   Profit     Interest    Bid Side
Trust                       Insurance  Cost to       (Loss) to  Income to   Evaluation
                            Cost       Sponsor       Sponsor    Trust       of  Bonds
IM-IT...................... $--        $   8,601,051 $   24,557 $   497,480 $   8,557,458
IM-IT Short Intermediate... $--        $   4,943,557 $   24,783 $   216,043 $   4,931,400
Florida IM-IT.............. $--        $   2,897,392 $   10,783 $   164,235 $   2,886,094
Pennsylvania IM-IT......... $--        $   2,849,511 $   13,013 $   165,063 $   2,839,563

The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued" or " delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:

                            Percent of
Trust                       Aggregate Principal    Range of Days Subsequent
                            Amount                 to First Settlement Date
IM-IT......................                     --                           --
IM-IT Short Intermediate...                    20%                       4 days
Florida IM-IT..............                    17%                       5 days
Pennsylvania IM-IT.........                    14%                       4 days

On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, IM-IT Short Intermediate, Florida IM-IT and Pennsylvania IM-IT Trusts were higher than the bid side evaluations of such Securities by 0.75%, 0.74%, 0.74% and 0.78%, respectively, of the aggregate principal amounts of such Securities.

"#" indicates that such Bond was issued at an original issue discount.
The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status" .

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds. Approximately 3% and 5% of the aggregate principal amount of the Securities in the IM-IT and IM-IT Short Intermediate Trust, respectively, are "zero coupon" bonds.

Underwriting. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

Name                                                                                                                 IM-IT
                                            Address                                                                  Units
Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    5,120
A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                   1,000
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri  63043                   500
J.J.B. Hilliard, W.L. Lyons, Inc.           501 South Fourth Street, Louisville, Kentucky 40202                       250
Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                       250
US Clearing Corp.                           26 Broadway, New York, New York 10004                                     250
First Investors Corporation                 95 Wall Street, 22nd Floor New York, New York 10005                       150
Principal Financial Securities, Inc.        Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas 75201         150
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                          100
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                     100
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048                100
Fidelity Capital Markets                    164 Northern Avenue, Boston, Massachusetts 02210                          100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                  100
William R. Hough & Company                  100 Second Avenue South, 8th Floor, St. Petersburg, Florida 33701         100
Invest Financial Corp.                      5404 Cypress Center Drive Suite 300, Tampa Florida 33609                  100
Oppenheimer & Co., Inc.                     World Financial Center, 8th Floor, New York, New York 10281               100
Pershing DIV of DLJ Secs Corp.              One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399              100
Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014               100
Roosevelt & Cross Inc.                      20 Exchange Place, New York, New York 10005                               100
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                          100
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                             100
B.C. Ziegler and Company                    215 North Main Street, West Bend, Wisconsin 53095                         100
                                                                                                                    9,070

                                                                                                                IM-IT Short
Name                                                                                                           Intermediate
                                           Address                                                              Trust  Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                       3,950
Josephthal Lyon & Ross Inc.                45 Broadway, 24th Floor, New York, New York 10006                            350
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                   100
Fidelity Capital Markets                   164 Northern Avenue, Boston, Massachusetts 02210                             100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                      100
Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399                 100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                  100
Roney & Co.                                One Griswold, Detroit, Michigan 48226                                        100
Southwest Securities Inc.                  1201 Elm Street, Suite 4300, Dallas, Texas 75270                             100
                                                                                                                      5,000

Name                                                                                                          Florida IM-IT
                                           Address                                                              Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,358
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                       250
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 250
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
                                                                                                                     3,058

                                                                                                                 Pennsylvania
Name                                                                                                               IM-IT Trust
                                           Address                                                                       Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                         1,410
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                     250
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                    250
Advest, Inc.                               280 Trumbull Street, Hartford, Connecticut 06103                               100
                                           Four Falls Corporate Center, Suite 212, Route 23,
Boenning & Scattergood, Inc.                   West Conshohocken, Pennsylvania 19428                                      100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                          100
Fidelity Capital Markets                   164 Northern Avenue, Boston, Massachusetts 02210                               100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                       100
Janney Montgomery Scott Inc.               1801 Market Street, 11th Floor, Philadelphia, Pennsylvania 19103               100
Legg Mason Wood Walker, Inc.               111 South Calvert Street, Baltimore, Maryland 21202                            100
W.H. Newbold's Son & Co.                  1500 Walnut Street, Philadelphia, Pennsylvania 19102                           100
Parker/Hunter, Incorporated                600 Grant Street, Pittsburgh, Pennsylvania 15219                               100
Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399                   100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219              100
                                                                                                                        3,010

Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution" . However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "
Trust Administration--General--Sponsor and Underwriter Compensation" and "Portfolio" for the applicable Trust.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., has changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1994 the total stockholders' equity of Van Kampen Merritt Inc. was $117,357,000 (audited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust or to any Insured Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of September 30, 1995, the Sponsor and its affiliates managed or supervised approximately $55.1 billion of investment products, of which over $24.7 billion is invested in municipal securities. The Sponsor and its affiliates managed $42.4 billion of assets, consisting of $22.1 billion for 36 open end mutual funds, $10.5 billion for 38 closed-end funds and $5.7 billion for 87 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in trusts, mutual funds and closed-end funds, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under " Summary of Essential Financial Information" for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust, 1st Insured Multi-Series and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial
Information" for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services
Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under " General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided" ). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit
Information" for the applicable Trust. After the first year such fee will be computed at $.51 per $1,000 principal amount of Securities for that portion of each Trust under the semi-annual distribution plan and $.91 per $1,000 principal amount of Securities for that portion of each Trust under the monthly distribution plan. Based on the size of the Trust on the Date of Deposit and assuming all Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $4,646, $2,550, $1,530 and $1,505 for the IM-IT, IM-IT Short Intermediate, Florida IM-IT and Pennsylvania IM-IT Trusts, respectively. Assuming in the alternative that all Unitholders had elected the monthly distribution plan such fees would have initially amount to $8,290, $4,550, $2,730 and $2,685 for the above mentioned Trusts, respectively. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States
Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "
Per Unit Information" for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports
Provided" and "Trustee" above.

 Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder Explanations--Public Offering--Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios" , so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates).

The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information" . A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT or a State Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see " Underwriting" ) at the Public Offering Price, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Accrued Interest--Accrued
Interest" . Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price plus interest accrued to the date of settlement in the manner described.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $10.00 per Unit for less than 100 Units, $10.00 per Unit for any single transaction of 100 to 249 Units, $9.50 per Unit for any single transaction of 250 to 499 Units, $9.00 per Unit for any single transaction of 500 to 999 Units and $8.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Short Intermediate Trust, in the case of an IM-IT or a State Trust $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See " Unitholder Explanations--Public Offering--General" . Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General" ) provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering" .

Except as stated hereinafter, the minimum purchase requirement in the initial offering period and in the secondary market is one Unit. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting" .

Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Unitholder Explanations--Public
Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public
Offering--General" .

The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $12.00 and $35.00 per Unit of any
IM-IT, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT or State Trust the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any IM-IT Short Intermediate Trust the Underwriters will receive from the Sponsor commissions totalling $11.00 per Unit for any single transaction of 100 to 249 Units, $10.50 per Unit for any single transaction to 250 to 499 Units, $10.00 per Unit for any single transaction of 500 to 999 Units and $8.00 per Unit for any single transaction of 1,000 or more Units. A. G. Edwards & Sons, Inc. ("Edwards"), which acts as a Managing Underwriter of Units of the various series of the IM-IT, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT it underwrites. Also, if Principal Financial Securities, Inc. commits (on the Date of Deposit) to underwrite a total of 4,000 or more Units of this series of the IM-IT, any other series of the IM-IT and/or any series of Texas Insured Municipals Income Trust during any calendar month, then Principal Financial Securities, Inc. will receive an additional $1.00 per Unit for each of the Units of such Trust it commits to underwrite in said month. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. See "Unitholder Explanations--Public Offering--General." Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Services, Inc. of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See " Underwriting" and "Portfolio" for the applicable Trust and "
Notes to Portfolios" . The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

As stated under "Unitholder Explanations--Public Offering--Market for
Units" , the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal and Florida tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Saul, Ewing, Remick & Saul has acted as special counsel to the Fund for Pennsylvania tax matters. Tanner Propp & Farber has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code" ) will retain its status when distributed to Unitholders; however, such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax" ), as noted below;

(2)Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;

(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its " adjusted issue price" ) to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). " Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trusts. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of " modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount" . The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount."
 The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

DESCRIPTION OF SECURITIES RATINGS

Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p" ) assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's" ) rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge" . Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

 REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust, 187th Insured Multi-Series (IM-IT, IM-IT Short Intermediate, Florida IM-IT and Pennsylvania IM-IT Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust, 187th Insured Multi-Series (IM-IT, IM-IT Short Intermediate, Florida IM-IT and Pennsylvania IM-IT Trusts) as of October 24, 1995. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust, 187th Insured Multi-Series (IM-IT, IM-IT Short Intermediate, Florida IM-IT and Pennsylvania IM-IT Trusts) as of October 24, 1995, in conformity with generally accepted accounting principles.

Chicago, Illinois                      GRANT THORNTON LLP
October 24, 1995



INSURED MUNICIPALS INCOME TRUST
187th INSURED MULTI-SERIES
Statements of Condition
As of
October 24, 1995

                                                                          IM-IT
                                                                          Short
INVESTMENT IN SECURITIES                                                  Intermediate  Florida       Pennsylvania
                                                            IM-IT         Trust         IM-IT Trust   IM-IT Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   8,625,608 $   4,968,340 $   2,908,175 $   2,862,524
Accrued interest to the First Settlement Date <F1><F4>.....       131,326        25,450        32,988        40,605
Total...................................................... $   8,756,934 $   4,993,790 $   2,941,163 $   2,903,129
LIABILITY AND INTEREST OF UNITHOLDERS
Liability-- ...............................................
 Accrued interest payable to Sponsor <F1><F4>               $     131,326 $      25,450 $      32,988 $      40,605
Interest of Unitholders-- .................................
Cost to investors <F3>.....................................     9,070,000     5,069,700     3,058,000     3,010,000
Less: Gross underwriting commission <F3>...................       444,392       101,360       149,825       147,476
Net interest to Unitholders <F1><F3><F4>...................     8,625,608     4,968,340     2,908,175     2,862,524
Total...................................................... $   8,756,934 $   4,993,790 $   2,941,163 $   2,903,129

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"
 . The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:

                                                Principal     Offering      Accrued
                                  Amount of     Amount of     Price of      Interest to
                                  Letter of     Bonds Under   Bonds Under   Expected
                                  Credit        Contracts     Contracts     Delivery  Dates
IM-IT............................ $8,753,545    $9,110,000    $8,625,608    $127,937
IM-IT Short Intermediate Trust... $4,993,231    $5,000,000    $4,968,340    $24,891
Florida IM-IT Trust.............. $2,940,488    $3,000,000    $2,908,175    $32,313
Pennsylvania IM-IT Trust......... $2,902,730    $2,950,000    $2,862,524    $40,206

Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust Administration--General--Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

The Trustee will advance to the Trust the amount of net interest accrued to October 27, 1995, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1995. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $114,700. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "
Other Matters--Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

IM-IT

Taxable Income ($1,000's)                                     Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return   Bracket    5%           5 1/2%  6%          6 1/2%    7%           7 1/2%   8%
                                                           Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00        15%    5.88%        6.47%   7.06 %       7.65 %    8.24 %       8.82 %    9.41%
      23.35 - 56.55        39.00 - 94.25       28      6.94         7.64    8.33         9.03      9.72        10.42     11.11
     56.55 - 117.95       94.25 - 143.60       31      7.25         7.97    8.70         9.42     10.14        10.87     11.59
    117.95 - 256.50      143.60 - 256.50       36      7.81         8.59    9.38        10.16     10.94        11.72     12.50
        Over 256.50          Over 256.50     39.6      8.28         9.11    9.93        10.76     11.59        12.42     13.25

SHORT INTERMEDIATE

Taxable Income ($1,000's)                                       Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return   Bracket    4%           4 1/2%  5%         5 1/2%     6%           6 1/2%   7%
                                                             Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00        15%    4.71%        5.29%   5.88%       6.47 %    7.06 %       7.65%     8.24 %
      23.35 - 56.55        39.00 - 94.25       28      5.56         6.25    6.94        7.64      8.33         9.03      9.72
     56.55 - 117.95       94.25 - 143.60       31      5.80         6.52    7.25        7.97      8.70         9.42     10.14
    117.95 - 256.50      143.60 - 256.50       36      6.25         7.03    7.81        8.59      9.38        10.16     10.94
        Over 256.50          Over 256.50     39.6      6.62         7.45    8.28        9.11      9.93        10.76     11.59

FLORIDA

Taxable Income ($1,000's)                                        Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return Bracket*    5%           5 1/2%  6%         6 1/2%    7%           7 1/2%   8%
                                                             Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00       15%    5.88%        6.47%   7.06%        7.65%    8.24%        8.82%    9.41%
      23.35 - 56.55        39.00 - 94.25       28     6.94         7.64    8.33         9.03     9.72        10.42    11.11
     56.55 - 117.95       94.25 - 143.60       31     7.25         7.97    8.70         9.42    10.14        10.87    11.59
    117.95 - 256.50      143.60 - 256.50       36     7.81         8.59    9.38        10.16    10.94        11.72    12.50
        Over 256.50          Over 256.50     39.6     8.28         9.11    9.93        10.76    11.59        12.42    13.25

* The State of Florida imposes no income tax on individuals; accordingly, the table reflects only the exemption from Federal income taxes. The table does not reflect the exemption of Units of the Florida Trust from the State's intangible tax; accordingly, Florida residents subject to such tax would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Florida Trust.

PENNSYLVANIA

Taxable Income ($1,000's)                                          Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return  Bracket*    5%          5 1/2%   6%           6 1/2%    7%           7 1/2%    8%
                                                                Equivalent Taxable Estimated Current Return
$        0 -  23.35  $        0 -  39.00     17.4 %    6.05%        6.66%    7.26 %       7.87 %    8.47 %        9.08%    9.69%
     23.35 -  56.55       39.00 -  94.25       30      7.14         7.86     8.57         9.29     10.00         10.71    11.43
     56.55 - 117.95       94.25 - 143.60     32.9      7.45         8.20     8.94         9.69     10.43         11.18    11.92
    117.95 - 256.50      143.60 - 256.50     37.8      8.04         8.84     9.65        10.45     11.25         12.06    12.86
        Over 256.50          Over 256.50     41.3      8.52         9.37    10.22        11.07     11.93         12.78    13.63

* The table does not reflect the effect of the exemption of the Trust from local personal property taxes and from the Philadelphia School District Investment Net Income Tax; accordingly, residents of Pennsylvania subject to such taxes would need a higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

IM-IT

Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
December         1995                          $      4.98                $     4.98
January          1996  - July            2006         4.40                      4.40
August           2006                                 4.26   $    55.12        59.38
September        2006  - February        2007         4.13                      4.13
March            2007                                 3.85       110.26       114.11
April            2007  - June            2007         3.60                      3.60
July             2007                                 3.60        52.92        56.52
August           2007  - November        2007         3.35                      3.35
December         2007                                 3.35        11.02        14.37
January          2008  - June            2017         3.29                      3.29
July             2017                                 3.29       110.26       113.55
August           2017  - August          2018         2.78                      2.78
September        2018                                 2.64        55.12        57.76
October          2018  - December        2019         2.52                      2.52
January          2020                                 2.52       110.26       112.78
February         2020  - March           2020         2.00                      2.00
April            2020                                 2.00        25.91        27.91
May              2020  - February        2023         1.88                      1.88
March            2023                                 1.88        25.91        27.79
April            2023  - May             2023         1.88                      1.88
June             2023                                 1.64       110.25       111.89
July             2023  - July            2024         1.44                      1.44
August           2024                                 1.44       110.25       111.69
September        2024  - November        2025         1.01                      1.01
December         2025                                  .74       110.26       111.00
January          2026  - December        2026          .50                       .50
January          2027                                  .21       116.87       117.08

IM-IT (Continued)

Semi-annual

Distribution Dates                             Estimated      Estimated    Estimated
(Each June and December                        Interest       Principal    Total
Unless Otherwise Indicated)                    Distribution   Distribution Distribution
December         1995                          $       5.02                $     5.02
June             1996  - June            2006         26.56                     26.56
August           2006                                         $    55.12        55.12
December         2006                                 25.36                     25.36
March            2007                                             110.26       110.26
June             2007                                 23.07                     23.07
July             2007                                              52.92        52.92
December         2007                                 20.47        11.02        31.49
June             2008  - June            2017         19.90                     19.90
July             2017                                             110.26       110.26
December         2017                                 17.29                     17.29
June             2018                                 16.77                     16.77
September        2018                                              55.12        55.12
December         2018                                 15.85                     15.85
June             2019  - December        2019         15.21                     15.21
January          2020                                             110.26       110.26
April            2020                                              25.91        25.91
June             2020                                 12.35                     12.35
December         2020  - December        2022         11.34                     11.34
March            2023                                              25.91        25.91
June             2023                                 11.11       110.25       121.36
December         2023  - June            2024          8.66                      8.66
August           2024                                             110.25       110.25
December         2024                                  6.96                      6.96
June             2025                                  6.11                      6.11
December         2025                                  5.84       110.26       116.10
June             2026  - December        2026          3.04                      3.04
January          2027                                   .21       116.87       117.08

IM-IT Short Intermediate Trust

Monthly

                                              Estimated     Estimated    Estimated
Distribution Dates                            Interest      Principal    Total
(Each Month)                                  Distribution  Distribution Distribution
December         1995                         $      3.87                $     3.87
January          1996  - January        2000         3.42                      3.42
February         2000                                3.26   $    83.00        86.26
March            2000  - May            2000         3.12                      3.12
June             2000                                3.12        65.00        68.12
July             2000                                2.88       105.00       107.88
August           2000                                2.50                      2.50
September        2000                                2.23       140.00       142.23
October          2000                                2.00        61.00        63.00
November         2000                                1.55       256.00       257.55
December         2000  - January        2001          .84                       .84
February         2001                                 .70       122.00       122.70
March            2001                                 .58                       .58
April            2001                                 .58        31.00        31.58
May               2001                                 .46       103.00       103.46
June              2001                                 .01        34.00        34.01

Semi-annual

Distribution Dates                             Estimated      Estimated    Estimated
(Each June and December                        Interest       Principal    Total
Unless Otherwise Indicated)                    Distribution   Distribution Distribution
December         1995                          $       3.92                $     3.92
June             1996  - December        1999         20.74                     20.74
February         2000                                         $    83.00        83.00
June             2000                                 19.37        65.00        84.37
July             2000                                             105.00       105.00
September        2000                                             140.00       140.00
October          2000                                              61.00        61.00
November         2000                                             256.00       256.00
December         2000                                 12.15                     12.15
February         2001                                             122.00       122.00
April            2001                                              31.00        31.00
May              2001                                             103.00       103.00
June             2001                                  3.22        34.00        37.22

Florida IM-IT Trust

Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
December         1995                           $      4.85                $     4.85
January          1996  - August           2006         4.28                      4.28
September        2006                                  4.28   $   107.91       112.19
October          2006  - September        2007         3.78                      3.78
October          2007                                  3.78       106.28       110.06
November         2007                                  3.28                      3.28
December         2007                                  3.11        68.67        71.78
January          2008  - May              2019         2.96                      2.96
June             2019                                  2.96       163.51       166.47
July             2019  - May              2021         2.24                      2.24
June             2021                                  2.12        52.32        54.44
July             2021  - August           2023         2.02                      2.02
September        2023                                  2.02        55.59        57.61
October          2023  - November         2023         1.77                      1.77
December         2023                                  1.37       206.02       207.39
January          2024  - September        2025          .85                       .85
October          2025                                   .85       138.98       139.83
November         2025  - September        2027          .23                       .23
October          2027                                   .23        81.75        81.98

Florida IM-IT Trust (Continued)

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each January and July                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
January          1996                         $       9.21                $     9.21
July             1996  - July           2006         25.90                     25.90
September        2006                                        $   107.91       107.91
January          2007                                23.89                     23.89
July             2007                                22.89                     22.89
October          2007                                            106.28       106.28
December         2007                                             68.67        68.67
January          2008                                20.90                     20.90
July             2008  - January        2019         17.97                     17.97
June             2019                                            163.51       163.51
July             2019                                17.24                     17.24
January          2020  - January        2021         13.58                     13.58
June             2021                                             52.32        52.32
July             2021                                13.24                     13.24
January          2022  - July           2023         12.24                     12.24
September        2023                                             55.59        55.59
December         2023                                            206.02       206.02
January          2024                                 9.92                      9.92
July             2024  - July           2025          5.18                      5.18
October          2025                                            138.98       138.98
January          2026                                 3.32                      3.32
July             2026  - July           2027          1.45                      1.45
October          2027                                  .72        81.75        82.47

Pennsylvania IM-IT Trust

Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
December         1995                           $      4.95                $     4.95
January          1996  - August           2004         4.37                      4.37
September        2004                                  4.37   $   166.11       170.48
October          2004  - June             2017         3.52                      3.52
July             2017                                  3.52        33.22        36.74
August           2017  - May              2022         3.38                      3.38
June             2022                                  3.38       166.11       169.49
July             2022                                  2.56        33.23        35.79
August           2022                                  2.49                      2.49
September        2022                                  2.49       166.11       168.60
October          2022  - November         2023         1.74                      1.74
December         2023                                  1.49       116.28       117.77
January          2024  - August           2025         1.26                      1.26
September        2025                                  1.26       132.89       134.15
October          2025  - September        2033          .67                       .67
October          2033                                   .28       166.11       166.39

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each January and July                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
January          1996                         $       9.39                $     9.39
July             1996  - July           2004         26.40                     26.40
September        2004                                        $   166.11       166.11
January          2005                                22.99                     22.99
July             2005  - January        2017         21.28                     21.28
July             2017                                21.28        33.22        54.50
January          2018  - January        2022         20.43                     20.43
June             2022                                            166.11       166.11
July             2022                                19.60        33.23        52.83
September        2022                                            166.11       166.11
January          2023                                12.04                     12.04
July             2023                                10.52                     10.52
December         2023                                            116.28       116.28
January          2024                                 9.78                      9.78
July             2024  - July           2025          7.62                      7.62
September        2025                                            132.89       132.89
January          2026                                 5.24                      5.24
July             2026  - July           2033          4.05                      4.05
October          2033                                 1.63       166.11       167.74

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

Title
Page
INTRODUCTION                                                2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                  3
UNITHOLDER EXPLANATIONS                                     5
Settlement of Bonds in the Trusts                           5
The Fund                                                    5
Objectives and Securities Selection                         6
Risk Factors                                                8
Replacement Bonds                                           10
Bond Redemptions                                            11
Distributions                                               12
Change of Distribution Option                               12
Certificates                                                12
Estimated Current Returns and Estimated Long-Term Returns   13
Interest Earning Schedule                                   13
Calculation of Estimated Net Annual Interest Income         13
Accrued Interest                                            14
Accrued Interest                                            14
Public Offering                                             14
General                                                     14
Offering Price                                              16
Market for Units                                            17
Distributions of Interest and Principal                     18
Reinvestment Option                                         18
Redemption of Units                                         19
Reports Provided                                            20
Insurance on the Bonds in the Insured Trusts                21

IM-IT TRUST                                                 28
IM-IT SHORT INTERMEDIATE                                    31
FLORIDA IM-IT                                               34
PENNSYLVANIA IM-IT                                          40

NOTES TO PORTFOLIOS                                         48
UNDERWRITING                                                50
TRUST ADMINISTRATION                                        53
Fund Administration and Expenses                            53
Sponsor                                                     53
Compensation of Sponsor and Evaluator                       53
Trustee                                                     54
Trustee's Fee                                               54
Portfolio Administration                                    55
Sponsor Purchases of Units                                  56
Insurance Premiums                                          56
Miscellaneous Expenses                                      56
General                                                     56
Amendment or Termination                                    56
Limitation on Liabilities                                   57
Unit Distribution                                           58
Sponsor and Underwriter Compensation                        58
OTHER MATTERS                                               59
Legal Opinions                                              59
Independent Certified Public Accountants                    59
FEDERAL TAX STATUS                                          60
DESCRIPTION OF SECURITIES RATINGS                           63
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS                                                 65
STATEMENTS OF CONDITION                                     66
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
TABLES                                                      67
ESTIMATED CASH FLOWS TO UNITHOLDERS                         69

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

October 24, 1995

Insured Municipals Income Trust, 187th Insured Multi-Series

IM-IT 359
IM-IT 102nd Short Intermediate
Florida IM-IT 98
Pennsylvania IM-IT 209

A Wealth of Knowledge A Knowledge of Wealthsm

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181
2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.


                   Contents of Registration Statement

     This Amendment of Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, ratings services and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

1.5  Copy of Agreement Among Underwriters.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal and Florida income tax status of securities being registered.

3.3 Opinion and consent of counsel as to income tax status of the Fund under New York law.

3.4 Opinion and consent of counsel as to income tax status of the Pennsylvania IM-IT under Pennsylvania law.

4.1  Consent of Interactive Data Corp.

4.2  Consent of Standard & Poor's.

4.3  Consent of Grant Thornton LLP.

4.4  Financial Data Schedules



                               Signatures

     The Registrant, Insured Municipals Income Trust, 187th Insured Multi-Series hereby identifies Insured Municipals Income Trust, 77th Insured Multi-Series and Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 for purposes of the representations
required  by  Rule  487  and  represents the  following:   (1)  that  the
portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust, 187th Insured Multi-Series has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 24th day of October, 1995.

                                    Insured Municipals Income Trust
                                      187th Insured Multi-Series

                                    By VAN KAMPEN AMERICAN CAPITAL
                                       DISTRIBUTORS, INC.


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated and on October 24, 1995.

 Signature                 Title

Don G. Powell       Chairman and Chief Executive  )
                      Officer                     )

William R. Rybak    Senior Vice President and     )
                      Chief Financial Officer     )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )

Sandra A. Waterworth
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.